United States securities and exchange commission logo





                            July 13, 2023

       Claudius Tsang
       Chairman, Chief Executive Officer and Chief Financial Officer ASPAC I Mini Acquisition Corp.
       Level 39, Marina Bay Financial Centre
       Tower 2, 10 Marina Boulevard
       Singapore, 018983

                                                        Re: ASPAC I Mini
Acquisition Corp.
                                                            Draft Registration
Statement on Form F-4
                                                            Submitted on June
16, 2023
                                                            CIK No. 0001981662

       Dear Claudius Tsang:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-4 submitted on June 16, 2023

       Cover Page

   1. We note that the ownership percentages presented continue to assume no exercise of redemption rights by
ASCA's shareholders. Tell us why you believe this assumption is reasonable, given that
3,272,305 Class A ordinary shares were tendered for redemption as of February 14, 2023.
 Claudius Tsang
FirstName  LastNameClaudius  Tsang
ASPAC I Mini   Acquisition Corp.
Comapany
July       NameASPAC I Mini Acquisition Corp.
     13, 2023
July 13,
Page  2 2023 Page 2
FirstName LastName
Questions and Answers About the Proposals, page 5

2. We note your disclosure on pages 172 and 173 related to the differences between your public and private warrants. In this section and your risk factor section, please highlight the material risks to public warrant holders, including those arising from these differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
Q: What is the consideration being paid to NewGenIvf security holders?, page 6

3.       Please revise to describe the earnout shares mentioned here.
Q: Do any of ASCA's directors or officers have interests that may conflict with my interests with respect to the Business Combination?, page 7

4. Please quantify the aggregate dollar amount of what the sponsor and its affiliates have at risk that depends on completion of the business combination, including any loans extended, fees due and out-of-pocket expenses for which the sponsor and its affiliates are
         awaiting reimbursement. Provide similar disclosure for the company   s
officers and
         directors, if material. We note, for example, the Working Capital Loans, Prior Notes and the June Note payable to the sponsor.
Risk Factors, page 31

5. Based on your statement on page 141 it appears you do not currently have nor historically had professional malpractice liability insurance. You state that NewGenIvf is in the process of purchasing and will maintain professional malpractice liability insurance for its
         physicians and nurses.    Please revise to include a risk factor
describing the risks related to
         not currently or historically having professional malpractice liability insurance and any failure to obtain it now.
 Claudius Tsang
FirstName  LastNameClaudius  Tsang
ASPAC I Mini   Acquisition Corp.
Comapany
July       NameASPAC I Mini Acquisition Corp.
     13, 2023
July 13,
Page  3 2023 Page 3
FirstName LastName
Risks Related to NewGenIvf's Business and Industry
The defects in certain leased property interests and failure to register certain lease agreements may materially and adversely affect..., page 40

6. We note your statement that with respect to certain of your leased premises the lessors did not have or provide NewGenIvf with property ownership certificates or other documents evidencing their rights to lease such premises to NewGenIvf and NewGenIvf may be subject to challenges, lawsuits, or other actions taken against NewGenIvf with respect to these premises. We also note your statement that NewGenIvf has also not registered some
         of NewGenIvf   s lease agreements with the relevant government
authorities and therefore
         the enforceability of the lease of property may therefore be subject to restrictions under relevant laws and regulations. Please revise to state which leased premises this disclosure applies to. If possible, please revise to quantify a range of financial loss that may occur as a result of these types of actions being brought against NewGenIvf. Risks Related to NewGenIvf's Relationships with Third Parties
The medical facilities and professionals in NewGenIvf's network could become the subject of litigation, allegations and other claims..., page 42

7.       Please revise to further explain the following statement:    The
medical facilities in
         [NewGenIvf's] network provide space to physicians and medical professionals outside its network to provide services to patients, including its clients or clients from other facilities in its network.
Certain data and information in this proxy statement/prospectus relied on NewGenIvf were obtained from third-party data and polls..., page 44

8.       We note the following statement on page 44:    NewGenIvf believes that
the data and
         information, and reports contained therein is generally believed to be reliable, but
         NewGenIvf does not guarantee the accuracy and completeness of such
         information.    Please delete or revise this disclosure, as it is
inappropriate to disclaim
         responsibility for the information you choose to provide in your prospectus.
Risks Related to Government Regulation
NewGenIvf operates in a highly regulated industry and must comply with a significant number of complex and evolving requirements..., page 44

9.       We note the following statement:    Despite NewGenIvf   s security
management
         efforts   its infrastructure, data or other operation centers and
systems used in its business
         operations, including the internet and related systems of its vendors (including vendors to whom NewGenIvf outsources data hosting, storage and processing functions) are vulnerable to, and from time to time experience, unauthorized access to data and/or breaches of confidential information due to a variety of causes. Please revise to describe these breaches.
 Claudius Tsang
ASPAC I Mini Acquisition Corp.
July 13, 2023
Page 4
The Meeting
Redemption Rights, page 73

10. We note that the book values in your sensitivity analysis on page 74 remain constant for each of the possible sources of dilution presented in the columns. Please explain how you calculated the book values for each of the columns. Please also revise this analysis to disclose all possible sources and extent of dilution that non-redeeming shareholders may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
Proposal No. 2 - The Acquisition Merger Proposal
Background of the Business Combination, page 85

11. Please disclose the criteria/basis for how you identified the first 20 potential business combination candidates, how they were narrowed to 10 candidates and additional information regarding how they were further narrowed to four candidates, including
       NewGenIvf.
12. Please disclose who referred the potential targets to ASCA's search team and identify the affiliate that introduced NewGenIvf to ASCA as well as describe the affiliation.
13.    We note that members of management or representatives of ASCA and
NewGenIvf
       participated in meetings and discussions from November 2022 through February 2023 to discuss the potential business combination. Revise to identify the members of management or representatives of ASCA and NewGenIvf who participated in the
       referenced meetings and discussions. As examples, we note your general references to
       "ASCA's search team," ASCA and NewGenIvf, "ASCA's management team," "NewGenIvf's management team," "representatives of NewGenIvf," "NewGenIvf senior management," etc.
14.       Please provide more insight into the reasons for and negotiations
behind management   s
          decision regarding the ultimate amount and form of consideration for the business combination, including (i) how you determined the $60 million pre-money equity value, especially in light of the $80 million valuation proposed by NewGenIvf; (ii) how the parties determined the structure of the transaction and whether any alternative structures were considered; (iii) how the parties reached agreement on an earn-out and negotiations about the amount; (iv) what conditions of the "current market environment" were discussed on January 9, 2023 and how they influenced the reduction to $50 million; (v)
FirstName whatLastNameClaudius      Tsang were discussed on January 14, 2023
that would "affect the
                assumptions and factors
Comapany  valuation of NewGenIvf;"
               NameASPAC               and (vi) changes
                               I Mini Acquisition  Corp.from letter of intent
to the final merger
          agreement. Please include the methodology employed in reaching the $60 million and $50
July 13, 2023 Page 4
          million valuations, the underlying assumptions and the conclusions of the ASCA Board.
FirstName LastName
 Claudius Tsang
FirstName  LastNameClaudius  Tsang
ASPAC I Mini   Acquisition Corp.
Comapany
July       NameASPAC I Mini Acquisition Corp.
     13, 2023
July 13,
Page  5 2023 Page 5
FirstName LastName
15. Please substantially revise your disclosure throughout this section to provide greater detail regarding the key negotiation considerations and how they evolved during the negotiations. Currently the background disclosure generally references negotiation topics and terms of the LOI and proposed merger agreement, without providing details or explaining their significance, the parties' positions on the terms throughout the negotiations, or how the terms may have changed before being reflected in the proposed initial business combination. For each exchanged draft and discussion related to the terms of the business combination, please elaborate on the terms discussed, including each material proposal, the proposing party, the reasons for the terms, each party's position on the issues, and how you reached agreement on the final terms. As non-exclusive examples only, we note the following:
             the negotiations that occurred from November 14 to November 17, 2022 when ASCA submitted the initial draft LOI, and then to November 22, 2022 when the LOI was executed, including "the release of a certain lock-up shares when specified conditions are met and the cash minimum at closing;"
             the discussions related to the "valuation and structure . . .[and] negotiation of terms of the merger agreement" during the course of your due diligence;
             the terms proposed in the draft merger agreement submitted on January 13 and the related negotiations that occurred on January 26, February 2, and February 13, 2023;
             whether the sponsor and management and affiliates have a track record with SPACs and, if so, balanced disclosure about this record and the outcomes of the prior transactions;
             any discussions relating to the assumptions underlying the projections;
             the negotiation of the lock-up agreements and any arrangements for any shareholder to waive its redemption rights; and
             any discussions with the NewGenIvf about the potential loss of clients in the near future or other events that may materially affect the future performance of the company.
Fairness Opinion of ASCA's Financial Advisor, page 89

16. Please add cautionary language that the fairness opinion addresses fairness to all shareholders as a group as opposed to only those shareholders unaffiliated with the sponsor or its affiliates.
 Claudius Tsang
FirstName  LastNameClaudius  Tsang
ASPAC I Mini   Acquisition Corp.
Comapany
July       NameASPAC I Mini Acquisition Corp.
     13, 2023
July 13,
Page  6 2023 Page 6
FirstName LastName
Review of Projected Financial Information, page 90

17. We note that the financial advisor reviewed "projected financial information provided by
         the Company   s management for the 2023 to 2029 fiscal years" in
connection with the
         fairness opinion. However, you only disclose projections for fiscal years 2023 and 2024.
         Please disclose i) all of the financial projections and "certain historical internal financial analyses" provided to IJW in connection with the fairness opinion, including the basis for and material assumptions underlying these projections; ii) any material "non-
         financial information provided by the Company   s management;" iii) in
your background
         section, when ASCA received the projections from NewGenIvf and how
ASCA's
         management and/or board considered them; and iv) to the extent that multiple sets of projections were prepared, please state as much and explain why these projections appear to differ.
18. You disclose that IJW applied a WACC discount rate of 22.5% to the projected Free Cash
         Flow and a multiple of 5.1 times in determining the projected terminal value for the agency business segment. and applied a WACC discount rate of 18.6% to the projected
         Free Cash Flow and a multiple of 6.4 in determining the projected terminal value for the surrogacy business segment (Thailand). Please revise to explain the basis for applying these discount rates and terminal value multiples.
Selected Public Companies Analysis, page 90

19. Please disclose the criteria IJW used to select comparable companies, including any quantitative metrics. Disclose if there were any criteria used to exclude companies from the analysis and if any companies meeting the selection criteria were excluded. We note that two of the three companies show an enterprise value of less than $3 million, while the other is above $250 million. Please revise to explain the challenges applying this analysis to NewGenIvf and its enterprise valuation of $60 million presented by the board in the initial negotiations.
Certain Projected Information of NewGenIvf, page 91

20. We note that the projections were prepared in December 2022 to January 2023 and that
         NewGenIvf   s management believes they continue to have a reasonable
basis as of the date
         of the proxy statement/prospectus. Please revise to state the basis for which NewGenIvf's management believes the projections are still reasonable.
 Claudius Tsang
FirstName  LastNameClaudius  Tsang
ASPAC I Mini   Acquisition Corp.
Comapany
July       NameASPAC I Mini Acquisition Corp.
     13, 2023
July 13,
Page  7 2023 Page 7
FirstName LastName
Operational Projections and Assumptions, page 92

21. As it relates to your projections and assumptions and estimates, please address the following:

                Explain to us how you determined a change in revenue recognition is appropriate.
              Provide us a full analysis to support your determination and tell us the impact to 2024 revenue from the change in accounting;
                Provide us an analysis of Non-GAAP Financial Measures Compliance and Disclosure
              Interpretations 101.01 and 101.03;
                Disclose in further detail the basis for your determination that gross profit margin is expected to increase from 26% in 2022 to 31% in both 2023 and 2024;
                Clarify the reason why the increase in General & Administrative costs from 2023 to
              2024 is disproportionate to the increase in revenues during that timeframe; and
                Disclose with more clarity how you determined the 212% increase in revenues from
              2023 to 2024. As part of your disclosure, include any actual underlying assumptions and estimates.
22. We note that the projected revenue is based on "the number of new customers and average revenue per customer, which are based on management experience and historical figures."
         Please disclose the growth rates and provide more detail about your the assumptions related to new customers and average revenue per customer. Please also explain how management's experience and historical figures in these business lines support your projected growth rates.
Interests of Certain Persons in the Business Combination, page 101

23. Please revise the conflicts of interest discussion so that it highlights all material interests
         in the transaction held by the sponsor and the company   s officers
and directors, including
         the fiduciary or contractual obligations to other entities described on page 185. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.
 Claudius Tsang
FirstName  LastNameClaudius  Tsang
ASPAC I Mini   Acquisition Corp.
Comapany
July       NameASPAC I Mini Acquisition Corp.
     13, 2023
July 13,
Page  8 2023 Page 8
FirstName LastName
Material U.S. Federal Income Tax Consequences, page 109

24. Section 3.7 of your Merger Agreement (page A-13) states that the parties intend that for
         U.S. federal income tax purposes, the Merger will qualify as a
reorganization    within the
         meaning of Section 368(a) of the Code. However, the tax disclosure does not indicate whether the parties expect the business combination to be tax-free to U.S. holders. Please revise to make clear whether the parties expect the business combination to be tax-free to
         U.S. holders. If you are able to conclude that the business combination is likely to be tax-
         free to U.S. holders, include a tax opinion supporting such a conclusion. If there is uncertainty regarding the tax treatment of the business combination,
counsel   s opinion
         should discuss the degree of uncertainty. Please also delete the word
  certain    in the
         phrase    Certain Material U.S. Federal Income Tax Consequences of
Exercising
         Redemption Rights" from the heading and disclosure in this section. For further guidance see Staff Legal Bulletin No. 19 (October 14, 2011) and Item 601(b)(8) of Regulation S-K.
Information about NewGenIvf, page 127

25. We note on page 151 you state that NewGenIvf provides discounts in treatment services
         and via the    success guarantee    program for egg donation services
in Cambodia and
         surrogacy services in Kyrgyzstan, which provides treatments to clients until a success is achieved. Please revise here to provide more information about this program and its costs.
Competitive Strengths, page 128

26. We note your statement on page 129 that NewGenIvf has become a significant partner with many fertility service agents in China as well as in India, which have entered into mutual referral agreements with NewGenIvf and your statement on page 153 where you state that largest portion of NewGenIvf's clinic costs was sub-contracting charges, representing fees paid to agents who recruited surrogate mothers and assisted in the documentation, consulting and medical treatment arrangement throughout treatment procedure. Please revise to provide more detail concerning these partnerships, including the material terms of the mutual referral agreements or any other agreements entered into.
Microsort Technology, page 134

27. We note that NewGenIvf holds an exclusive license granted by a division of the Genetics and IVF Institute, MicroSort International, to use the MicroSort technology in Thailand and Cambodia pursuant to a lease and service agreement. Please revise to provide:
             the nature and scope of intellectual property transferred;
             each parties    rights and obligations;
             the duration and amount (rate or range) of any royalty term;
             the termination provisions;
             any up-front or execution payments received or paid;
             the aggregate amounts paid or received to date under agreement;
and
             and the aggregate future potential milestone payments to be paid or received
 Claudius Tsang
ASPAC I Mini Acquisition Corp.
July 13, 2023
Page 9
Customers, page 140

28. We note your statement on page 140 that for the years ended December 31, 2021 and
         2022, a significant amount of NewGenIvf   s customers were Thai and
Cambodia local
         patients, and your statement on page 159 that international clients contribute a large
         portion of NewGenIvf   s revenue. Please revise to disclose the amount
of customers that
         are international clients and a breakdown by country as of a recent date.
Government Regulation, page 143

29. Please explain the basis for your statement that NewGenIvf does not believe that the nature of its services requires it to be licensed under applicable tourism services providers law. Please also include a risk factor discussing the risk that NewGenIvf has incorrectly made this determination, if material.
Unaudited Pro Forma Condensed Combined Financial Statements, page 163

30. Please revise your pro forma financial statements to present a pro forma balance sheet as of the end of the most recent period for which one is included for A SPAC I in your filing, and to present a pro forma statements of operations for A SPAC I's year ended December
         31, 2022 and the subsequent interim period. Refer to Rules 11-02(c)(1) and (2)(i) of
         Regulation S-X. Please include results for NewGenIvf as part of the pro forma statements of operations consistent with Rule 11-02(c)(3) of Regulation S-X. Also refer to paragraph
         3330.3 of the Division of Corporation Finance Financial Reporting Manual, found at https://www.sec.gov/corpfin/cf-manual.

31.    As it relates to your pro forma balance sheet adjustments, please
           Remove your reference to Scenario 2 from balance sheet Adjustment
(A) since
           Adjustment (A) is only presented in Scenario 1;
           Revise balance sheet Adjustment (F) to indicate that it relates to Scenario 2 and to also provide a tabular calculation of net tangible assets under Scenario 2;
           Revise balance sheet Adjustment (G) to indicate that it relates to Scenario 3 and to also provide a tabular calculation of net tangible assets under Scenario 3. In addition, clarify whether the transaction will be allowed to close under Scenario 3 if the net
FirstName LastNameClaudius      Tsang$5,000,001; and
           tangible assets are under
Comapany   NameASPAC
           Clarify           I Minisheet
                    why balance    Acquisition Corp. (B) and (C) are an
addition to accrued
                                       Adjustments
           liabilities
July 13, 2023 Page 9 and not a reduction in cash and cash equivalents. FirstName LastName
 Claudius Tsang
FirstName  LastNameClaudius  Tsang
ASPAC I Mini   Acquisition Corp.
Comapany
July       NameASPAC I Mini Acquisition Corp.
     13, 2023
July 13,
Page  10 2023 Page 10
FirstName LastName
ASCA's Directors and Executive Officers
Conflicts of Interest, page 183

32. We note that your amended and restated memorandum and articles of association waived the corporate opportunities doctrine and that you do not believe that any fiduciary duties or contractual obligations of their directors or officers would "materially undermine
         [your] ability to complete [your] business combination." Please disclose whether this conflict of interest impacted your search for an acquisition target. NewGenIvf's Directors and Executive Officers prior to the Business Combination, page 187

33.      We note on page 187 you state that the compensation for each of
NewGenIvf   s executive
         officers comprises base salary, discretionary bonus, equity compensation, contractual benefits and contributions to defined contribution plans. Please revise to provide the information required by Item 6.A of Form 20-F, as required by Item 18(a)(7)(ii) of Form
         F-4.
Security Ownership of Certain Beneficial Owners and Management, page 193

34. We note your beneficial ownership table on page 194. Please revise your table to disclose the sponsor and its affiliates' total potential ownership interest in the combined company, assuming exercise and conversion of all securities.
Certain Related Party Transactions of NewGenIvf, page 198

35. Please provide the information required by Item 7.B.2 of Form 20-F as required by
         Item18(a)(7)(iii) of Form F-4. We note that Note 16 of NewGenIvf   s
financial statements
         on page F-63 describes certain transactions.
Index to Financial Statements, page F-1

36.      Please provide audited and any interim financial statements for A SPAC
I Mini
         Acquisition Corp.
Financial Statements of A SPAC I Acquisition Corp
Note 4 - Related Party Transactions, page F-14

37. Please disclose your accounting for the conversion feature underlying the unsecured
         Promissory Notes issued in 2023.
Financial Statements of NewGenIvf Limited, page F-40

38. Please provide us an analysis of Rule 1-02(l) of Regulation S-X as it relates to the determination of whether NewGenIvf Limited is a foreign business. Claudius Tsang
FirstName  LastNameClaudius  Tsang
ASPAC I Mini   Acquisition Corp.
Comapany
July       NameASPAC I Mini Acquisition Corp.
     13, 2023
July 13,
Page  11 2023 Page 11
FirstName LastName
Group Reorganization, page F-47

39. Please tell us the ownership interest of each of the shareholders for each of the entities before and after the reorganization.
Revenue Recognition, page F-49

40. We note the risk factors on pages 41 - 43 regarding your relationships with fertility specialists, physicians and other medical professionals and, in part, that you rely on these professionals to make proper clinical decisions regarding the diagnosis and treatment of clients. Please provide us a full analysis of ASC 606-10-55-36 through 55-40 as it relates to your determination that you are a principal, and not an agent, for each of the services you provide, by country in which you operate.
Segment Information, page F-51

41. We note you define your chief operating decision maker as your Board of Directors.
         Please provide us your analysis underlying this determination.
General

42. Please revise your filing, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies.
         For additional guidance, please see the Division of Corporation Finance's Sample Letter to
         China-Based Companies issued by the Staff in December 2021.
43.      Please expand your disclosure regarding the sponsor   s ownership
interest in the target
         company to disclose the approximate dollar value of the interest based on the transaction value.
44. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
       You may contact Michael Fay at 202-551-3812 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Jordan Nimitz at 202-551-5831 or Margaret Schwartz at 202-551-7153 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Industrial Applications and
                                                                Services
cc:      Giovanni Caruso, Esq.